UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-41453
CUSIP NUMBER
NOTIFICATION OF LATE FILING	374275105

(Check one):	[_] Form 10-K [_] Form 20-F [_] Form 11-K [☒] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR [_] Form N-CEN

For Period Ended: ___June 30, 2023_________________
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
[_] Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Getty Images Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

605 5th Ave S. Suite 400
Address of Principal Executive Office (Street and Number)

Seattle, WA 98104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is filing this Notification of Late Filing on Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ended June 30, 2023, on or prior to its original due date, August 14, 2023, without unreasonable effort or expense. The Company expects to file its Form 10-Q for the fiscal quarter ended June 30, 2023 as soon as is reasonably practicable, but it may not be filed on or before August 21, 2023, the prescribed filing date pursuant to Rule 12b-25. The delay in filing the Form 10-Q is due to the Company’s independent auditors requiring time for additional audit processes in response to a comment from an inspection of the audit workpapers of the Company’s 2022 financial statements. As of the date of this Form 12b-25, we are not aware of, nor has the independent auditor advised of, any material misstatement to the 2022 financial statements.

The Company’s independent auditor has furnished a statement, as required by Rule 12b-25(c). A copy of the letter, dated August 14, 2023, is attached as Exhibit 99.1 to this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jennifer Leyden	206	925-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [☒] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [☒] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 14, 2023, the Company furnished a press release reporting results for the three and six months ended June 30, 2023 as Exhibit 99.1 to its Current Report on Form 8-K (the “Earnings Release”). As reported in the Earnings Release, the Company expects to report total revenues of $225.7 million and $461.3 million for the three and six months ended June 30, 2023, respectively, compared to total revenues of $233.3 million and $464.3 million for the three and six months ended June 30, 2022, respectively. The Company expects to report a net loss of $4.3 million and $1.1 million for the three and six months ended June 30, 2023, respectively, compared to net income of $38.7 million and $63.8 million for the three and six months ended June 30, 2022, respectively. Results may be subject to change after the completion of quarter-end reviews.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of our management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond our control. These forward-looking statements are subject to a number of risks and uncertainties, including that the preliminary results for the second quarter are preliminary and subject to change pending the completion of the Company’s quarterly closing process and review; the timing of our filing of the Form 10-Q for the quarter ended June 30, 2023; as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Item 1.A. Risk Factors” of our most recently filed Annual Report on Form 10-K.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Form 12b-25 are more fully described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K and in our other filings with the SEC. The risks described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K are not exhaustive. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this Form 12b-25, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Getty Images Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2023	By:	/s/ Jennifer Leyden

Name: Jennifer Leyden
Title: Chief Financial Officer